(Check One)	UNITED STATES	OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
☒ Form 10-K	Washington, D.C. 20549	Expires: April 30, 2009
☐ Form 20-F		Estimated average burden
☐ Form 11-K	FORM 12b-25	hours per response
☐ Form 10-Q		2.50
☐ Form 10-D		SEC FILE NUMBER
☐ Form N-SAR	NOTIFICATION OF LATE FILING	333-146840
☐ Form N-CSR

For Period Ended: August 31, 2008.
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Uventus Technologies Corp.
Full Name of Registrant

Former Name if Applicable

932-8 #304
Gangnam-Gu, Daechi 4 Dong
Address of Principal Executive Office (Street and Number)

Seoul, Korea
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Company could not complete the filing of its Annual Report on Form 10-KSB for the year ended August 31, 2008 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily the result of completing the detailed financial statements. The Company intends to file its Annual Report on Form 10-KSB as soon as practicable after the completion of the review by its officers and directors.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Pak	+(82)	10-5717-0812
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes No …

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes … No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Uventus Technologies Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2008	By:	/s/ Richard Pak
Richard Pak
President, CEO, Treasurer, Secretary, CFO and
Director